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                                                                     EXHIBIT 18


               LETTER OF INDEPENDENT ACCOUNTANTS RE METHOD CHANGE


February 8, 2002


Southern Energy Homes, Inc.
144 Corporate Way
P.O. Box 390
Addison, AL 35540


RE:  FORM 10-K REPORT FOR THE YEAR ENDED DECEMBER 28, 2001

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of October 1, 2001, the Company revised its criteria for recognizing revenue from retail operations to require that the buyers' purchases be fully funded in addition to meeting all other purchase criteria previously required by the Company. Formerly, the Company's criteria for recognizing credit sales from retail operations consisted of the following: down payment is received and the home buyer has entered into an installment sales contract; construction of the home is complete; and the home buyer has inspected and accepted the home. The effect of the change in the Company's procedures is not material to the year. This change was made primarily to conform the Company's revenue recognition practices to that of the industry.

A complete coordinated set of financial and reporting standards for determining the preferrability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


Very truly yours,


Arthur Andersen, LLP


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